UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

No. 322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Results of Operations and Financial Condition.

On March 22, 2010, AutoChina International Limited issued a press release reporting financial results for the fourth quarter and year ended December 31, 2009. A copy of the press release making the announcement is attached as Exhibit 99.1.

Other Events.

On March 22, 2010, pursuant to the terms of a share exchange agreement, dated as of February 4, 2009, as amended (the “Share Exchange Agreement”), by and among Yong Hui Li, Yan Wang, Honest Best Int’l Ltd., AutoChina Group Inc., Fancy Think Limited, Hebei Chuanglian Trade Co., Ltd., Hebei Kaiyuan Real Estate Development Co., Ltd., Hebei Huiyin Investment Co., Ltd., Hebei Hua An Investment Co., Ltd., Hebei Tianmei Insurance Agency Co., Ltd., Hebei Shijie Kaiyuan Logistics Co., Ltd., Hebei Shijie Kaiyuan Auto Trade Co., Ltd., Shanxi Chuanglian Auto Trade Co., Ltd., and AutoChina International Limited (the “Company”), the Company issued 2,603,456 ordinary shares in the Company, par value $0.001 (the “Ordinary Shares”), to Honest Best Int’l Limited.

In accordance with Section 1.02(b)(ii) of the Share Exchange Agreement relating to earnout consideration, the Company calculated its Adjusted EBITDA for fiscal year 2009 to be $34,138,000, representing Target EBITDA Growth of 90.1%, and entitling Honest Best Int’l Limited to 20% of the 13,017,283 ordinary shares in the Company issued and outstanding as of December 31, 2009.

The Share Exchange Agreement is filed as Exhibit 10.1 to the Company’s Current Report on Form 6-K filed February 9, 2009.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press release, dated March 22, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

Date: March 22, 2010	By:	/s/ Jason Wang
Name: Jason Wang Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release, dated March 22, 2010